Tampon Tribe, Inc.

Compilation Report Financial Statements

Period of Incorporation through December 31st,2016

Balance Sheet

31 Dec 2016

Assets

Cash and Cash Equivalents	
Chase Checking xx5570	1,282
Tampon Tribe Paypal	15
Total Cash and Cash Equivalents	**1,297**
Current Assets	
Due to/from Jennifer	(11,819)
Total Current Assets	**(11,819)**
Total Assets	**(10,522)**

Liabilities and Equity

Liabilities	
Current Liabilities	
Accounts Payable	(3,362)
Chase CC	5,080
Total Current Liabilities	**1,718**
Total Liabilities	**1,718**
Equity	
Current Year Earnings	(12,240)
Total Equity	**(12,240)**
Total Liabilities and Equity	**(10,522)**

Income Statement

	31 Dec 16
Revenue	
Revenue	4,768
Revenue - Others	5,809
Total Revenue	**10,577**
Less Cost of Sales	
COGS - Product	1,132
COGS - Shipping & Packaging	211
Total Cost of Sales	**1,343**
Gross Profit	**9,234**
Operating Income / (Loss)	**9,234**
Other Income and Expense	
Bank / Payment Process Fee	(693)
Facility Exp - Phone & Internet	(638)
Facility Exp - Storage	(130)
Facility Exp - Utilities	(345)
Interest Expense	(69)
License & Permit	(100)
Marketing - Advertising	(1,054)
Marketing - Events / Conference Attending	(37)
Marketing - General	(14,597)
Office - Software & SaaS	(671)
Office - Web Hosting & IT Service	(145)
Office Supplies	(970)
Other Misc. Income	800
Professional Fee - Legal	(475)
Professional Fee - Other Service	(341)
Shipping, Printing & Postage	(3)
Team Events / On-site Meals	(405)
Travel - Transportation	(601)
Total Other Income and Expense	**(20,474)**
Net Income / (Loss) before Tax	**(11,240)**
Net Income	**(11,240)**
Total Comprehensive Income	**(11,240)**

Statement of Cash Flows

Tampon Tribe
For the period August 15, 2016 to December 31, 2016

	OCT-DEC 2016	JUL-SEP 2016	APR-JUN 2016
Cash Flows from Operating Activities			
Cash Income	10,368.22	1,009.00	-
CoGS Spending (Shipping/Labor)	(1,339.23)	(3.56)	-
Burn Spending			
Tax & Benefits	(156.16)	(248.69)	-
Marketing	(11,765.99)	(3,162.17)	-
Travel & Entertainment	(431.59)	(169.73)	-
Facilities & Office	(1,983.95)	(991.35)	-
Professional Service	(340.92)	(475.00)	(750.00)
Other Expenses	(470.49)	(464.54)	-
Total Burn Spending	**(15,149.10)**	**(5,511.48)**	**(750.00)**
Total Cash Flows from Operating Activities	**(6,120.11)**	**(4,506.04)**	**(750.00)**
Cash Flows from Investing Activities			
Inventory	(8,252.88)	-	-
Due to/from Jennifer	6,166.37	4,729.17	750.00
Total Cash Flows from Investing Activities	**(2,086.51)**	**4,729.17**	**750.00**
Cash Flows from Financing Activities			
Credit Card Payment	4,580.40	500.00	-
Convertible Note	4,200.55	-	-
Total Cash Flows from Financing Activities	**8,780.95**	**500.00**	**-**
Net Cash Flows	**574.33**	**723.13**	**-**
Cash Balances			
Cash and cash equivalents at beginning of period	723.13	-	-
Cash and cash equivalents at end of period	1,297.46	723.13	-
Net change in cash for period	574.33	723.13	-

TAMPON TRIBE, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATIONAL INFORMATION

Tampon Tribe, Inc. is a California formed and registered C-Corporation as of 8/15/2016, having State Business ID C3936966. The corporation is currently in Good Standing with the state of California as of the date of this report.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgments, estimates and assumptions also affect the revenues, expenses and provisions.

Cash and Cash Equivalents

Cash equivalents includes cash in hand and deposits held at banks.

Trade Receivables

Trade receivables are recognized initially at fair value. Management makes estimations when it is believed that a receivable is deemed uncollectable. No material allowances have been recorded to date.

Property, Plant & Equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation. The company currently does not own any fixed assets.

Revenue Recognition

Revenues are recognized in the period that they are provided. This method is used because management considers this policy to be the best measure of revenue recognition.

Cost Recognition

Costs incurred are recognized in the month where services or products are delivered therefore causing deferred and prepaid expenses to amortize where funds are paid in advance.

Income Taxes

Since the Company is a C-Corporation for income tax purposes, any income tax effects of any net income will show in the income statement as an expense. Currently, the company does not owe any income taxes due to the net loss position.